Exhibit 99.2

DIRECTOR AGREEMENT

This DIRECTOR AGREEMENT (the “Agreement”), is entered into as of August 9, 2022 (the “Effective Date”), by and between Color Star Technology Co., Ltd., incorporated under the laws of the Cayman Islands (the “Company”), and Wei Zhang, an individual (the “Director”) (individually, each a “Party” and collectively, the “Parties”). The term “Company” as used herein with respect to all obligations of the Director hereunder shall be deemed to include the Company and all of its subsidiaries and affiliated entities (collectively, the “Group”).

WHEREAS, the Company desires to employ the Director as its director of the Board to assure itself of the services of the Director during the term of Employment (as defined below).

WHEREAS, the Director desires to be employed by the Company as its director during the term of Employment and upon the terms and conditions of this Agreement.

NOW THEREFORE, in consideration of the mutual promises contained herein, the adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

AGREEMENT

1.	POSITION

The Director hereby accepts the positions of a director of the Board and the Chairman of the Board.

2.	TERM

Subject to the terms and conditions of this Agreement, the term shall commence on the Effective Date and until Director’s earlier death, resignation or removal (the “Term”).

3.	DUTIES AND RESPONSIBILITIES

(a)	The Director’s duties at the Company will include all jobs of a director customarily related to this function as may be determined and assigned by the Board and as may be required by the Certificate of Incorporation and Bylaws of the Company, as amended and restated from time to time (the “Charter Documents”), and the guidelines, policies and procedures of the Company approved from time to time by the Board.

(b)	The Director shall devote as much working time and attention as necessary to the perform her duties at the Company, including duties as a member of one or more committees of the Board, to which the Director may hereafter be appointed. The Director shall perform such duties described herein in accordance with the general fiduciary duty of directors.

4.	NO BREACH OF CONTRACT

The Director hereby represents to the Company that: (i) the execution and delivery of this Agreement by the Director and the performance by the Director of the Director’s duties hereunder shall not constitute a breach of, or otherwise contravene, the terms of any other agreement or policy to which the Director is a party or otherwise bound, except for agreements entered into by and between the Director and any member of the Group pursuant to applicable law, if any; (ii) that the Director has no information (including, without limitation, confidential information and trade secrets) relating to any other person or entity which would prevent, or be violated by, the Director entering into this Agreement or carrying out [his/her] duties hereunder; (iii) that the Director is not bound by any confidentiality, trade secret or similar agreement (other than this) with any other person or entity except for other member(s) of the Group, as the case may be.

5.	COMPENSATION AND BENEFITS

(a)	Base Salary. A monthly fee equal to the amount of US$15,000, payable in accordance with the Company’s regular payroll practices, plus 200,000 ordinary shares of the Company per year, subject to the Director’s continuous service as a member of the Board (the “Compensation”). Such Compensation is subject to annual review and adjustment by the Board. The Director shall be responsible for her own individual income tax payment on the Compensation in jurisdictions where the Director resides.

(b)	Bonus. The Director shall be eligible for Bonuses determined by the Board.

(c)	Equity Incentives. To the extent the Company adopts and maintains a share incentive plan, the Director will be eligible to participate in such plan pursuant to the terms thereof as determined by the Board.

(d)	Benefits. The Executive is eligible for participation in any standard employee benefit plan of the Company that currently exists or may be adopted by the Company in the future, including, but not limited to, any retirement plan, life insurance plan, health insurance plan and travel/holiday plan.

(e)	Reimbursements. The Director shall be entitled to reimbursement by the Company for all reasonable ordinary and necessary travel and other expenses incurred by the Director in the performance of her duties under this Agreement; provided that she properly accounts for such expenses in accordance with the Company’s policies and procedures.

6.	TERMINATION OF THE AGREEMENT

(a)	By the Company.

(i) For Cause. The Company may terminate the Employment for cause, at any time, without notice or remuneration (unless notice or remuneration is specifically required by applicable law, in which case notice or remuneration will be provided in accordance with applicable law), if:

(1) the Director is convicted or pleads guilty to a felony or to an act of fraud, misappropriation or embezzlement,

(2) the Director has been grossly negligent or acted dishonestly to the detriment of the Company,

(3) the Director has engaged in actions amounting to willful misconduct or failed to perform her duties hereunder and such failure continues after the Director is afforded a reasonable opportunity to cure such failure; or

(4) the Director violates Section 8 or 10 of this Agreement Upon termination for cause, the Director shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Director will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the Director’s right to all other benefits will terminate, except as required by any applicable law.

(ii) For death and disability. The Company may also terminate the Employment, at any time, without notice or remuneration (unless notice or remuneration is specifically required by applicable law, in which case notice or remuneration will be provided in accordance with applicable law), if:

(1) the Director has died, or

(2) the Director has a disability which shall mean a physical or mental impairment which, as reasonably determined by the Board, renders the Director unable to perform the essential functions of her employment with the Company, with or without reasonable accommodation, for more than 120 days in any 12-month period, unless a longer period is required by applicable law, in which case that longer period would apply.

Upon termination for death or disability, the Director shall be entitled to the amount of base salary earned and not paid prior to termination. However, the Director will not be entitled to receive payment of any severance benefits or other amounts by reason of the termination, and the Director’s right to all other benefits will terminate, except as required by any applicable law.

(iii) Without Cause. The Company may terminate the Employment without cause, at any time, upon one-month prior written notice. Upon termination without cause, the Company shall provide the following severance payments and benefits to the Director: (1) a lump sum cash payment equal to 6 months of the Director’s base salary as of the date of such termination; (2) a lump sum cash payment equal to a pro-rated amount of her target annual bonus for the year immediately preceding the termination, if any; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months following the termination, if any; and (4) immediate vesting of 100%

of the then-unvested portion of any outstanding equity awards held by the Director.

Upon termination without, the Director shall be entitled to the amount of base salary earned and not paid prior to termination.

(iv) Change of Control Transaction. If the Company or its successor terminates the Employment upon a merger, consolidation, or transfer or sale of all or substantially all of the assets of the Company with or to any other individual(s) or entity (the “Change of Control Transaction”), the Director shall be entitled to the following severance payments and benefits upon such termination:

(1) a lump sum cash payment equal to 6 months of the Director’s base salary at a rate equal to the greater of her annual salary in effect immediately prior to the termination, or her then current annual salary as of the date of such termination;

(2) a lump sum cash payment equal to a pro-rated amount of her target annual bonus for the year immediately preceding the termination; (3) payment of premiums for continued health benefits under the Company’s health plans for 12 months following the termination; and (4) immediate vesting of 100% of the then-unvested portion of any outstanding equity awards held by the Director.

(b)	By the Director. The Director may terminate the Employment at any time with a one-month prior written notice to the Company, if (1) there is a material reduction in the Director’s authority, duties and responsibilities, or (2) there is a material reduction in the Director’s annual salary. Upon the Director’s termination of the Employment due to either of the above reasons, the Company shall provide compensation to the Director equivalent to 6 months of the Director’s base salary that she is entitled to immediately prior to such termination. In addition, the Director may resign prior to the expiration of the Agreement if such resignation is approved by the Board or an alternative arrangement with respect to the Employment is agreed to by the Board.

(c)	Notice of Termination. Any termination of the Director’s employment under this Agreement shall be communicated by written notice of termination from the terminating party to the other party. The notice of termination shall indicate the specific provision(s) of this Agreement relied upon in effecting the termination.

7.	CONFIDENTIALITY AND NON-DISCLOSURE

(a)	Confidentiality and Non-disclosure. The Company and the Director each acknowledge that, in order for the intentions and purposes of this Agreement to be accomplished, the Director hereby agrees at all times during the Term and after her termination, to hold in the strictest confidence, and not to use, except for the benefit of the Company, or to disclose to any person, corporation or other entity without prior written consent of the Company, any Confidential Information. The Director understands that “Confidential Information” means any proprietary or confidential information of the Company, its affiliates, or their respective clients, customers or partners, including, without limitation, technical data, trade secrets, research and development information, product plans, services, customer lists and customers, supplier lists and suppliers, software developments, inventions, processes, formulas, technology, designs, hardware configuration information, personnel information, marketing, finances, information about the suppliers, joint ventures, franchisees, distributors and other persons with whom the Company does business, information regarding the skills and compensation of other employees of the Company or other business information disclosed to the Director by or obtained by the Director from the Company, its affiliates, or their respective clients, customers or partners, either directly or indirectly, in writing, orally or otherwise, if specifically indicated to be confidential or reasonably expected to be confidential. Notwithstanding the foregoing, Confidential Information shall not include information that is generally available and known to the public through no fault of the Director.

(b)	Company Property. The Director understands that all documents (including computer records, facsimile and e-mail) and materials created, received or transmitted in connection with her work or using the facilities of the Company are property of the Company and subject to inspection by the Company at any time. Upon termination or at any other time when requested by the Company, the Director will promptly deliver to the Company all documents and materials of any nature pertaining to her work with the Company and will provide written certification of her compliance with this Agreement. Under no circumstances will the Director have, following her termination, in her possession any property of the Company, or any documents or materials or copies thereof containing any Confidential Information.

(c)	Employer Information. The Director agrees that she has not and will not, during the Term, improperly use or disclose any proprietary information or trade secrets of any current or former employers or other persons or entities with which the Director has an agreement or duty to keep in confidence information acquired by Director, if any. The Director will indemnify the Company and hold it harmless from and against all claims, liabilities, damages and expenses, including reasonable attorneys’ fees and costs of suit, arising out of or in connection with any violation of the foregoing.

(d)	Third Party Information. The Director recognizes that the Company may have received, and in the future may receive, from third parties their confidential or proprietary information subject to a duty on the Company’s part to maintain the confidentiality of such information and to use it only for certain limited purposes. The Director agrees that the Director owes the Company and such third parties, during the Term and thereafter, a duty to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or firm and to use it in a manner consistent with, and for the limited purposes permitted by, the Company’s agreement with such third party.

This Section 7 shall survive the termination of this Agreement for any reason. In the event the Director breaches this Section 7, the Company shall have right to seek remedies permissible under applicable law.

8.	DIRECTOR COVENANTS

(a)	Non-Solicitation. During the Term and for a period of one (1) year thereafter, the Director shall not interfere with the Company’s relationship with, or endeavor to entice away from the Company, any person who, on the date of the termination of the Term, was an employee or customer of the Company or otherwise had a material business relationship with the Company.

(b)	Disparaging Statements. At all times during and after the period in which the Director is a member of the Board and at all times thereafter, the Director shall not either verbally, in writing, electronically or otherwise: (i) make any derogatory or disparaging statements about the Company, any of its affiliates, any of their respective officers, directors, shareholder(s), employees and agents, or any of the Company’s current or past customers or employees, or (ii) make any public statement or perform or do any other act prejudicial or injurious to the reputation or goodwill of the Company or any of its affiliates or otherwise interfere with the business of the Company or any of its affiliates; provided, however, that nothing in this paragraph shall preclude the Director from complying with all obligations imposed by law or legal compulsion, and provided, further, however, that nothing in this paragraph shall be deemed applicable to any testimony given by the Director in any legal or administrative proceedings.

This Section 8 shall survive the termination of this Agreement for any reason. In the event the Director breaches this Section 8, the Company shall have right to seek remedies permissible under applicable law.

9.	INDEMNIFICATION

The Company agrees to indemnify the Director for her activities as a director of the Company to the fullest extent permitted by law, and to cover the Director under any directors and officers liability insurance obtained by the Company. Further, the Company and the Director agree to enter into an indemnification agreement substantially in the form of agreement entered into by the Company and its other Board members.

10.	ASSIGNMENT

This Agreement is personal in its nature and neither of the parties hereto shall, without the consent of the other, assign or transfer this Agreement or any rights or obligations hereunder; provided, however, that (i) the Company may assign or transfer this Agreement or any rights or obligations hereunder to any member of the Group without such consent, and (ii) in the event of a Change of Control Transaction, this Agreement shall, subject to the provisions hereof, be binding upon and inure to the benefit of such successor and such successor shall discharge and perform all the promises, covenants, duties, and obligations of the Company hereunder.

11.	SEVERABILITY

If any provision of this Agreement or the application thereof is held invalid, the invalidity shall not affect other provisions or applications of this Agreement which can be given effect without the invalid provisions or applications and to this end the provisions of this Agreement are declared to be severable.

12.	ENTIRE AGREEMENT

This Agreement constitutes the entire agreement and understanding between the Director and the Company regarding the terms of the Employment and supersedes all prior or contemporaneous oral or written agreements concerning such subject matter, including any prior agreements between the Director and a member of the Group. The Director acknowledges that she has not entered into this Agreement in reliance upon any representation, warranty or undertaking which is not set forth in this Agreement. Any amendment to this Agreement must be in writing and signed by the Director and the Company.

13.	GOVERNING LAW; JURISDICTION

This Agreement shall be governed by and construed in accordance with the laws of the Cayman Islands. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any New York court and the parties hereto hereby consent to the jurisdiction of such courts in any such action or proceeding; provided, however, that neither party shall commence any such action or proceeding unless prior thereto the parties have in good faith attempted to resolve the claim, dispute or cause of action which is the subject of such action or proceeding through mediation by an independent third party.

14.	AMENDMENT

This Agreement may not be amended, modified or changed (in whole or in part), except by a formal, definitive written agreement expressly referring to this Agreement, which agreement is executed by both of the parties hereto.

15.	WAIVER

Neither the failure nor any delay on the part of a party to exercise any right, remedy, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege preclude any other or further exercise of the same or of any right, remedy, power or privilege, nor shall any waiver of any right, remedy, power or privilege with respect to any occurrence be construed as a waiver of such right, remedy, power or privilege with respect to any other occurrence. No waiver shall be effective unless it is in writing and is signed by the party asserted to have granted such waiver.

16.	NOTICES

All notices, requests, demands and other communications required or permitted under this Agreement shall be in writing and shall be deemed to have been duly given and made if (i) delivered by hand, (ii) otherwise delivered against receipt therefor, or (iii) sent by a recognized courier with next-day or second-day delivery to the last known address of the other party.

17.	COUNTERPARTS

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original as against any party whose signature appears thereon, and all of which together shall constitute one and the same instrument. This Agreement shall become binding when one or more counterparts hereof, individually or taken together, shall bear the signatures of all of the parties reflected hereon as the signatories.

Photographic copies of such signed counterparts may be used in lieu of the originals for any purpose.

18.	NO INTERPRETATION AGAINST DRAFTER

Each party recognizes that this Agreement is a legally binding contract and acknowledges that it, [he/she] has had the opportunity to consult with legal counsel of choice. In any construction of the terms of this Agreement, the same shall not be construed against either party on the basis of that party being the drafter of such terms.

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IN WITNESS WHEREOF, this Agreement has been executed as of the date first written above.

COMPANY:
Color Star Technology Co., Ltd.

By:
Name:
Title:

DIRECTOR:

By:
Name:	Wei Zhang

[Signature Page to Director Agreement]